Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

June 5, 2025

FILED AS EDGAR CORRESPONDENCE

Ashley Vroman-Lee, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Manning & Napier Fund, Inc. 485(a) Filing (File Nos. 2-92633 and 811-04087)

Dear Ms. Vroman-Lee:

On behalf of our client, Manning & Napier Fund, Inc. (the “Fund”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Fund’s post-effective amendment no. 233, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 234, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Systematic High Yield Bond Series (the “Series”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the Fund’s responses are based on information provided to the Fund by Manning & Napier Advisors, LLC (the “Advisor”) for the specific purpose of the Fund’s responses to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Prospectus Comments

Investment Goal

1.	Comment. Please clarify whether the primary investment objective is income, with a secondary goal of capital appreciation, or whether it is a single investment objective.

Response. The Series has made revisions to clarify that capital appreciation is a secondary investment objective.

Fees and Expenses

2.	Comment. Please provide a completed fee table as part of your Correspondence.

Response. The Series has provided the completed fee table and expense example below.

Ashley Vroman-Lee, Esq.

June 5, 2025

Fees and Expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Series. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

CLASS	I	S	W	Z

Shareholder Fees (fees paid directly from your investment)	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.35%	0.35%	0.35%	0.35%
Distribution and Service (12b-1) Fees	None	0.25%	None	None
Other Expenses[1]	0.92%	0.92%	0.77%	0.77%
Total Annual Fund Operating Expenses	1.27%	1.52%	1.12%	1.12%
Less Fee Waivers and/or Expense Reimbursements[2]	(0.67)%	(0.67)%	(1.02)%	(0.67)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	0.60%	0.60%	0.10%	0.45%

[1]	Other Expenses are based on estimated amounts for the current fiscal year.

[2]	Manning & Napier Advisors, LLC (the Advisor or Manning & Napier) has contractually agreed to waive the management fee for the Class W shares. In addition, pursuant to a separate expense limitation agreement, the Advisor has contractually agreed to limit its fees and reimburse expenses to the extent necessary so that the total direct annual fund operating expenses of each Class, exclusive of Distribution and Service (12b-1) Fees and waived Class W management fees (collectively, “excluded expenses”), do not exceed 0.60% of the average daily net assets of the Class S and Class I shares, 0.45% of the average daily net assets of the Class Z shares, and 0.10% of the average daily net assets of the Class W shares. These contractual waivers will continue indefinitely, and may only be amended or terminated with the approval of the Series’ Board of Directors. The Advisor’s agreement to limit each Class’s operating expenses is limited to direct operating expenses and, therefore, does not apply to acquired fund fees and expenses (AFFE), which are indirect expenses incurred by the Series through its investments in other investment companies, as described in footnote 2. The Advisor may receive from a Class the difference between the Class’s total direct annual fund operating expenses, not including excluded expenses, and the Class’s contractual expense limit to recoup all or a portion of its prior fee waivers (other than Class W management fee waivers) or expense reimbursements made during the rolling three-year period (i.e., the three year period following a waiver or reimbursement) preceding the recoupment if at any point the total direct annual fund operating expenses, not including excluded expenses, are below the contractual expense limit (a) at the time of the fee waiver and/or expense reimbursement and (b) at the time of the recoupment.

Ashley Vroman-Lee, Esq.

June 5, 2025

Example

The Example below is intended to help you compare the cost of investing in the Series with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Series for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Series’ operating expenses remain the same (taking into account the Advisor’s contractual waivers). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	AFTER 1	AFTER 3
	YEAR	YEARS
Class I	$61	$192
Class S	$87	$271
Class W	$10	$32
Class Z	$46	$144

3.	Comment. In the fee table, the Staff notes that the total expenses of Class W after application of the fee waiver is less than the management fee. Please supplementally explain how this does not constitute impermissible cross-subsidization of the management fee under Rule 18f-3 under the 1940 Act. In your response, please also address the Staff statement “Differential Advisory Fee Waivers” dated February 2, 2023.

Response. On February 2, 2023, the SEC staff issued a bulletin entitled “Differential Advisory Fee Waivers” (the “Staff Bulletin”) that addresses, among other things, the Staff’s views on certain matters regarding the offering of multiple classes of shares that may have different fee waiver arrangements in place.1 The Staff Bulletin recites prior SEC guidance concerning the risks associated with funds offering multiple classes of shares that have differing expense arrangements and discusses the requirements imposed under Rule 18f-3 under the 1940 Act that are designed to mitigate such risks. In particular, with regard to fee-waived classes of shares, such as the Class W Shares of the Series, the Staff observed:

In the staff’s view, whether a differential advisory fee waiver presents a prohibited means of cross-subsidization between classes is a facts-and-circumstances determination that the mutual fund’s Board in consultation with the investment adviser and legal counsel should consider making and documenting after considering all relevant factors. For example, a fund’s Board may be able to conclude that a long-term waiver of an advisory fee for one class of shares, but not other classes of shares, does not provide a means for cross subsidization in contravention of Rule 18f-3 if the Board finds that (1) shareholders in the waived class pay fees to the adviser at the investing fund level in a funds-of-funds structure for advisory services, and (2) that such fees, when added to the advisory fees that are paid by the waived class, after giving effect to the waiver, are at least equal to the amount of advisory fees paid by the other classes, such that the waiver for the waived class is demonstrably not being subsidized by other classes. (footnote omitted)

In addition, the Staff noted that the board of a fund that has an existing fee-waived class of shares may want to consider, specifically within the context of Rule 18f-3, whether (i) such waivers present a means for cross-subsidization, (ii) steps taken to monitor and guard against cross-subsidization are effective, and (iii) whether alternative fee arrangements may be appropriate.

1 See Staff bulletin “Differential Advisory Fee Waivers” (February 2, 2023) (https://www.sec.gov/investment/differential-advisory-fee-waivers).

Ashley Vroman-Lee, Esq.

June 5, 2025

By way of background, the Advisor has agreed to waive its entire management fee with respect to Class W Shares of the Series. Under this arrangement, Class W shareholders of the Series do not bear an investment management fee at the Series level, but shareholders of other classes of the Series do bear their proportionate share of the investment management fee charged to the Series. Class W Shares of the Series are available for investment only to the Advisor’s fee-paying discretionary investment accounts (the “Accounts”). The effect of this arrangement is that the Accounts pay the Advisor directly for their investment advisory services, including the services provided to the Series, rather than indirectly through their investment in the Series’ Class W Shares. As previously described to the SEC Staff, the Fund and the Advisor have implemented a process designed to ensure that the Board has the information necessary to consider the differential advisory fee waivers related to the Class W Shares of a series of the Fund and whether such waiver provides a means for cross subsidization in contravention of Rule 18f-3.2

At the Board’s February and May 2025 meetings (collectively, the “Board Meeting”), the Advisor provided information to the Fund’s Board regarding the differential advisory fee waivers related to the Series’ Class W Shares. At the Board Meeting, the Advisor presented to the Board (a) the results of its analysis regarding whether the advisory fees paid by the Accounts invested in the Series’ Class W shares to the Advisor outside of the Series is sufficient to indirectly compensate the Advisor for its investment advisory services; and (b) a description of the reasonably designed measures implemented by the Advisor to monitor the waivers in the Series’ Class W shares to guard against cross-subsidization in the Series. The Advisor’s cross-subsidization analysis included, among other things, an estimate of each relevant Account’s investment in the Series, the management fee paid by the Series, the hypothetical blended management fee rate that would have been paid by each such Account with respect to its investments in Class W Shares of the Series but for the advisory fee waiver, and a comparison of the advisory fee rate paid to the Advisor by each such Account to the hypothetical blended management fee rate that would have been paid by each such Account with respect to its investments in Class W Shares of the Series but for the advisory fee waiver.

At the Board Meeting, the Advisor informed the Board that the Advisor concluded that the Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act. Based on the results of the Advisor’s review of the differential advisory fee waivers related to the Series’ Class W Shares and the Advisor’s conclusions thereto, the Board determined, based on the information and analysis presented to the Board at the Board Meeting, that the Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act.

Principal Investment Strategies

4.	Comment. In the principal investment strategies, where it is first used and throughout the Prospectus and SAI, as appropriate, please add the term “junk bonds” when referring to high yield or non-investment grade securities.

Response. The Series has made the requested revisions.

2 See letter from Sean Graber to Kimberly Browning dated September 6, 2024 at https://www.sec.gov/Archives/edgar/data/751173/000199937124011535/filename1.htm

Ashley Vroman-Lee, Esq.

June 5, 2025

5.	Comment. Under “Bond Security Selection Process,” please more specifically disclose the nexus between the term “systematic” used in the Series’ name and the Series’ principal investment strategy.

Response. The Series has made the requested revisions.

6.	Comment. Under “Credit Quality,” in connection with the disclosure that states that “the Series may focus its investments in one or more sectors,” please disclose the sectors if known.

Response. The Series does not intend to principally invest in any specific enumerated sectors. The Series may, however, ultimately be principally invested in one or more sectors at any given time as a result of the Advisor’s implementation of its opportunistic investment strategy, but these sectors are not known in advance. The Series, therefore, has not updated its disclosure in this regard.

Principal Risks of Investing in the Series

7.	Comment. Under “Market Risk,” the third and fourth bullet points are identical; please remove one of the duplicative paragraphs.

Response. The Series has made the requested revisions.

8.	Comment. Under “High-Yield Securities Risk,” The disclosure states the “Series is subject to additional risk due to its ability to invest in high-yield securities (junk bonds).” The sentence downplays the extent of the Series’ investments in high yield securities because the Series will invest at least 80% of its assets in high yield bonds. Please remove “its ability” from the sentence so that it states “The Series is subject to additional risks due to significant investments in high yield securities,” or otherwise modify the disclosure as appropriate and consistent with this Comment.

Response. The Series has made the requested revisions.

9.	Comment. The Staff notes that there is “Foreign Securities Risk.” Please disclose investments in foreign securities in the Series’ Principal Investment Strategy.

Response. The Series respectfully notes that the Principal Investment Strategy disclosure already states in relevant part that “[t]he Series will principally invest in high yield . . . U.S. dollar-denominated, publicly issued debt of non-U.S. corporate issuers” (emphasis added). The Series believes such disclosure is sufficiently accurate to disclose its investments in foreign securities. Further, because such investments constitute principal investments, the Series believes it is appropriate to retain the corresponding principal risk disclosure.

10.	Comment. Under “Sector Focus Risk,” please disclose the sectors in which the Series will invest, and please also disclose those sectors in the Principal Investment Strategy section, if known.

Response. The Series respectfully directs the Staff to its response to Comment 6, above.

General

11.	Comment. Under “Summary of Past Performance,” the Staff notes the Series is new. Please supplementally state what the appropriate broad-based securities market index is.

Ashley Vroman-Lee, Esq.

June 5, 2025

Response. The Series’ appropriate broad-based securities market index is the Bloomberg U.S. Aggregate Bond Index.

More Information About the Series’ Principal Investment Strategies and Principal Risks – More Information about the Series’ Principal Risks

12.	Comment. The Staff notes that the principal risks disclosed in Item 9 of Form N-1A do not fully track what is disclosed in Item 4. For example, some risks are not included in Item 9. Please confirm all Item 9 risks are summarized in Item 4 disclosure.

Response. The Series has revised its risk disclosure to ensure that the principal risks disclosed in Item 9 of Form N-1A correspond to those disclosed in Item 4.

Part C Comments

13.	Comment. A “form of” Dealer Agreement is included as an exhibit for Item 28(e)(2) and a “form of” Rule 12d1-4 Fund of Funds Investment Agreement is included as an exhibit for Item 28(h)(3). Please include the executed Dealer Agreement and Fund of Funds Investment Agreement as the exhibit for Item 28(e)(2) and Item 28(h)(3), respectively.

Response. The Fund will file the executed Fund of Funds Investment Agreement when it files an amendment to its registration statement under Rule 485(b) of the 1933 Act to address these Comments (the “Rule 485(b) Registration Statement”). With respect to the Dealer Agreement, the Fund notes that neither the Fund nor the Series is a party to the agreement, and therefore, it is not an agreement required to be filed by Item 28(e) of Form N-1A. However, the Fund had previously decided to voluntarily file a “form of” Dealer Agreement so that the material terms of the agreement may be publicly available. The Fund respectfully declines to file any additional executed dealer agreements because neither the Series nor the Fund is a party to such agreements.

14.	Comment. Because the powers of attorney referenced in Item 28(q) do not specifically reference this transaction and/or registration statement and are more than 6 months old, please provide updated powers of attorney consistent with Rule 483(b) under the 1933 Act.

Response. The Fund believes that the powers of attorney filed as Exhibit (q) to the Amendment comply with Rule 483. Rule 483 contemplates using a power of attorney to sign the registration statement or an amendment to the registration statement. The Fund’s current powers of attorney clearly contemplate the Fund’s registration statement on Form N-1A and any amendment to that registration statement, such as the Amendment. In response to the Staff comment, at the May 2025 meeting of the Fund’s Board of Directors, the Fund’s Board specifically authorized and directed Paul J. Battaglia to sign the Rule 485(b) Registration Statement on behalf of each member of the Board pursuant to the powers of attorney previously executed by the Directors.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber